Exhibit 99.1

Canadian Solar Reports Second Quarter 2019 Results

Guelph, Ontario, August 15, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                  Total solar module shipments were 2,143 MW, compared to 1,575 MW in the first quarter of 2019 and second quarter 2019 guidance of 1.95 GW to 2.05 GW.

•                  Net revenue was $1,036.3 million, compared to $484.7 million in the first quarter of 2019 and second quarter 2019 guidance of $970 million to $1.01 billion.

•                  Gross margin was 17.6%, including the benefit of an anti-dumping (“AD”) and countervailing duty (“CVD”) true-up of $21.6 million, or 15.5% without taking into account the true-up benefit which represents the non-GAAP gross margin, compared to 22.2% in the first quarter of 2019 and second quarter 2019 guidance of 13% to 15%.

•                  Net income attributable to Canadian Solar on a GAAP basis was $62.7 million, or $1.04 per diluted share, compared to net loss of $17.2 million, or $0.29 per diluted share, in the first quarter of 2019.

•                  Net income attributable to Canadian Solar on a non-GAAP basis was $46.4 million, or $0.77 per diluted share. Non-GAAP net income excludes an AD and CVD true-up of $21.6 million, net of income tax effect. For a reconciliation of results under generally accepted accounting principles in the United States (“GAAP”) to non-GAAP results, see the accompanying table “About Non-GAAP Financial Measures”.

•                  Net cash provided by operating activities was approximately $225.8 million, compared to $104.9 million in the first quarter of 2019.

•                  As of July 31, 2019, the Company’s portfolio of utility-scale solar power plants in operation was 795.8 MWp with an estimated total resale value of approximately $1.0 billion.

Second Quarter 2019 Results

Net revenue in the second quarter of 2019 was $1,036.3 million, compared to $484.7 million in the first quarter of 2019, and $650.6 million in the second quarter of 2018. The sequential increase was primarily due to higher solar module shipments and higher revenue from the sale of solar power plants.

Total solar module shipments in the second quarter of 2019 were 2,143 MW, compared to 1,575 MW in the first quarter of 2019 and second quarter 2019 guidance of 1.95 GW to 2.05 GW. Total solar module shipments in the second quarter of 2019 included 65 MW shipped to the Company’s utility-scale solar power projects. Module shipments recognized in revenue in the second quarter of 2019 totaled 2,376 MW, compared to 1,423 MW in the first quarter of 2019 and 1,454 MW in the second quarter of 2018.

Gross profit in the second quarter of 2019 was $182.6 million, compared to $107.4 million in the first quarter of 2019 and $159.4 million in the second quarter of 2018. Gross margin in the second quarter of 2019 was 17.6%, including the benefit of an AD and CVD true-up of $21.6 million, or 15.5% without the true-up benefit which represents the non-GAAP gross margin, compared to 22.2% in the first quarter of 2019, and 24.5% in the second quarter of 2018, including the benefits of AD and CVD true-ups of $25.8 million in the second quarter of 2018, or 20.5% without the true-up benefit. The non-GAAP gross margin achieved in the second quarter was higher than previous guidance of 13.0% to 15.0% primarily due to lower blended module manufacturing costs and slightly higher than expected average selling price of solar modules.

The Company’s Module and System Solutions (MSS) business comprises primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provides engineering, procurement and construction (EPC) and operating and maintenance (O&M) services. The Company’s Energy business includes primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. Module sales from the Company’s MSS business to the Energy business are on terms and conditions similar to sales to third parties.

The Company develops solar power projects worldwide. Where applicable, the Company may apply for and/or be entitled to receive a feed-in tariff (FIT) for its projects. Alternatively, the Company may participate in public or private energy auctions and bidding, which result in long-term power purchase agreements (PPAs). The Company may also sell all or part of the electricity generated from its solar power projects on the merchant power market. Due to the relatively long lead times (two to four years) required to develop solar power projects and bring them to a commercial operation date (COD), the actual gross margin of a project may deviate from the expected gross margin. The deviation may be caused by, among other things, changes in the political and economic conditions in host countries, project specific conditions, price movements of solar modules and other components, changes in the cost of EPC services and the capital return requirements of solar asset buyers. In recent years, the Company has sold some solar power projects before COD. We typically refer to these sales as “notice to proceed” or NTP sales. In NTP sales, revenue is lower while the gross margin percentage is higher than in COD sales, even if the absolute margin is the same. Results from the Company’s Energy business may be lumpy from quarter to quarter, depending on whether projects are sold at NTP or COD, project sale transaction dates and the profit level of each project.

The following tables provide selected financial data for the Company’s MSS and Energy businesses:

	Three Months Ended June 30, 2019 (In Thousands of U.S. Dollars)
	MSS	Energy	Elimination	Total
Net revenue	673,116	374,938	(11,779)	1,036,275
Cost of revenue	519,376	353,529	(19,272)	853,633
Gross profit	153,740	21,409	7,493	182,642
Gross Margin	22.8%	5.7%	—	17.6%
Income (loss) from operations	58,437	(5,188)	7,493	60,742

	Six Months Ended June 30, 2019 (In Thousands of U.S. Dollars)
	MSS	Energy	Elimination	Total
Net revenue	1,142,017	406,525	(27,548)	1,520,994
Cost of revenue	889,040	375,703	(33,830)	1,230,913
Gross profit	252,977	30,822	6,282	290,081
Gross Margin	22.2%	7.6%	—	19.1%
Income (loss) from operations	79,178	(18,113)	6,282	67,347

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
	(In Thousands of U.S. Dollars)
MSS:
Solar modules and other solar power products	525,130	896,224
Solar system kits	31,844	56,920
EPC services	84,424	124,104
O&M services	3,397	7,907
Others (materials and components)	16,542	29,314
Subtotal	661,337	1,114,469
Energy:
Solar power projects	365,962	390,533
Electricity	1,693	2,976
Others (EPC and development services)	7,283	13,016
Subtotal	374,938	406,525
Total net revenue	1,036,275	1,520,994

Total operating expenses in the second quarter of 2019 were $121.9 million, compared to $100.8 million in the first quarter of 2019 and $105.5 million in the second quarter of 2018.

Selling expenses in the second quarter of 2019 were $45.4 million, compared to $37.9 million in the first quarter of 2019 and $40.3 million in the second quarter of 2018. The sequential increase was primarily due to the increase in shipping and handling costs and project transaction fees associated with the higher quarterly revenue level.

General and administrative expenses in the second quarter of 2019 were $65.7 million, compared to $51.4 million in the first quarter of 2019 and $56.4 million in the second quarter of 2018. The sequential increase was mainly due to the impairment of $9.7 million for certain manufacturing equipment, as well as a $2.9 million increase in bad debt provision.

Research and development expenses in the second quarter of 2019 were $12.1 million, compared to $13.2 million in the first quarter of 2019 and $9.1 million in the second quarter of 2018.

Other operating income in the second quarter of 2019 was $1.3 million, compared to $1.7 million in the first quarter of 2019 and $0.3 million in the second quarter of 2018.

Income from operations in the second quarter of 2019 was $60.7 million, compared to $6.6 million in the first quarter of 2019, and $53.9 million in the second quarter of 2018. Operating margin was 5.9% in the second quarter of 2019, compared to 1.4% in the first quarter of 2019 and 8.3% in the second quarter of 2018.

Non-cash depreciation and amortization charges in the second quarter of 2019 were $39.7 million, compared to $37.6 million in the first quarter of 2019 and $30.2 million in the second quarter of 2018. Non-cash equity compensation expense in the second quarter of 2019 was $3.5 million, compared to $2.4 million in the first quarter of 2019 and $3.3 million in the second quarter of 2018.

Interest expense in the second quarter of 2019 was $20.7 million, compared to $21.7 million in the first quarter of 2019 and $26.6 million in the second quarter of 2018.

Interest income in the second quarter of 2019 was $4.5 million, compared to $2.0 million in the first quarter of 2019 and $2.9 million in the second quarter of 2018.

The Company recorded a loss on the change in fair value of derivatives in the second quarter of 2019 of $12.5 million, compared to $1.3 million in the first quarter of 2019 and $7.6 million in the second quarter of 2018. Foreign exchange gain in the second quarter of 2019 was $16.4 million, compared to a loss of $12.6 million in the first quarter of 2019, and a loss of $2.5 million in the second quarter of 2018.

Income tax expense in the second quarter of 2019 was $14.0 million, compared to income tax benefit of $7.5 million in the first quarter of 2019 and income tax expense of $7.8 million in the second quarter of 2018.

Net income attributable to Canadian Solar in the second quarter of 2019 was $62.7 million, or $1.04 per diluted share, compared to net loss of $17.2 million, or $0.29 per diluted share, in the first quarter of 2019 and net income of $15.6 million, or $0.26 per diluted share, in the second quarter of 2018.

Financial Condition

The Company had $981.0 million of cash, cash equivalents and restricted cash as of June 30, 2019, compared to $912.3 million as of March 31, 2019.

Accounts receivable, net of allowance for doubtful accounts, at the end of the second quarter of 2019 were $454.6 million, compared to $388.7 million at the end of the first quarter of 2019. Accounts receivable turnover in the second quarter of 2019 was 41 days, compared to 91 days in the first quarter of 2019.

Inventories at the end of the second quarter of 2019 were $337.8 million, compared to $385.1 million at the end of the first quarter of 2019. Inventory turnover in the second quarter of 2019 was 40 days, compared to 81 days in the first quarter of 2019.

Accounts and notes payable at the end of the second quarter of 2019 were $926.2 million, compared to $934.0 million at the end of the first quarter of 2019.

Short-term borrowings and the current portion of long-term borrowings on project assets at the end of the second quarter of 2019 were $1.3 billion, compared to $1.4 billion at the end of the first quarter of 2019. Long-term borrowings at the end of the second quarter of 2019 were $462.9 million, compared to $433.5 million at the end of the first quarter of 2019.

Total borrowings directly related to the Company’s utility-scale solar power projects were $640.5 million at the end of the second quarter of 2019, compared to $735.0 million at the end of the first quarter of 2019. Total debt at the end of the second quarter of 2019 was $1.86 billion, compared to $1.92 billion at the end of the first quarter of 2019.

Dr. Shawn Qu, Chairman and Chief Executive Officer, commented: “Canadian Solar’s strong Q2 financial performance is principally due to the resiliency of our business model and our team’s solid execution of the business plan. Our focus on achieving improved operating efficiencies with reduced manufacturing costs across global operations, while continuing to invest in R&D to ensure long-term success, puts us in the most competitive position in the Company’s history. Overall, we are incrementally more positive in the outlook for the second half of 2019 based on the improved visibility, healthy demand levels in key markets, more stable average selling prices and higher capacity utilization levels.”

Yan Zhuang, Acting Chief Executive Officer, commented: “We are pleased with the 2019 second quarter results and continue to focus on increasing shareholder value. Solar module shipments, revenue and gross margin were all above expectations, underscoring the combined strengths of the MSS and Energy businesses. The MSS business benefited from higher capacity utilization, healthy demand levels and a slightly higher average selling price than previously forecasted. We are also encouraged with the execution on the R&D roadmap, which gives us an added competitive advantage with a leadership position in sought-after high efficiency modules. During the quarter, we signed a multi-year contract with EDF Renewables North America to supply 1.8 GW of high-efficiency modules. This module supply agreement represents the largest single module supply agreement in Canadian Solar’s 18-year history and is the latest example of the trust that our clients place in our ability to execute and deliver. In the Energy business, we completed the sale of 228 MWp projects globally in the second quarter, including 134 MWp in the U.S., 68 MWp in Mexico, 20 MWp in China and 6 MWp in Namibia. We also further expanded the global late-stage, utility-scale solar power project pipeline to over 3.6 GWp as of July 31, 2019, while maintaining a portfolio of solar power plants in operation at 795.8 MWp, with an estimated resale value of approximately $1.0 billion.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer, added: “Our solid execution resulted in the better than expected profitability for the second quarter. We improved the gross margin to 17.6% and delivered a net income of $1.04 per diluted share on a GAAP basis, compared to a loss of $0.29 per diluted share in the first quarter. The improved profitability was driven by lower overall manufacturing costs, higher earnings contribution from unconsolidated investees, and a foreign exchange gain. In the second quarter, as compared to the first quarter, we reduced operating expenses to 11.8% of revenues from 20.8% and reduced inventories by $47.3 million. Importantly, we generated $225.8 million in cash from operations, which allowed us to further reduce total debt and strengthen the balance sheet. We are firmly on track for continued business success as we move into the second half of 2019.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline includes primarily those projects that have feed-in tariffs (FITs) or power purchase agreements (PPAs) and are expected to be built within the next four years. The Company cautions that some late-stage projects may not reach completion due to such factors as failure to secure permits and grid connection, and changes of political and economic conditions in host countries, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of July 31, 2019, the Company’s late-stage, utility-scale solar project pipeline, including those in construction, totaled approximately 3.6 GWp, with 1,565 MWp in the U.S., 508.2 MWp in Brazil, 368 MWp in Mexico, 311.8 MWp in Japan, 385 MWp in China and additional 465.2 MWp in total in Australia, Canada, Israel, Taiwan, the Philippines, Malaysia, Italy and South Korea.

In the United States, as of July 31, 2019, the Company’s late-stage, utility-scale solar project pipeline in the U.S. totaled 1,565 MWp* as detailed in the table below.

Project	MWp	Storage (MWh)	Location	Status	Expected COD
Gaskell West 2	147	N/A	California	Development	2021
Pflugerville	185	N/A	Texas	Development	2021
Texas Project	280	N/A	Texas	Development	2021
Texas Project 3	280	N/A	Texas	Development	2020
Maplewood (1)	310	N/A	Texas	Development	2021
Maplewood 2 (1)	40	N/A	Texas	Development	2021
Slate	235	180	California	Development	2021
Stanford Solar Generating Station #2	88	N/A	California	Development	2021
Total	1,565

(1) In June, the Company announced the addition of two new commercial and industrial (C&I) electricity contracts: the first with Anheuser-Busch on the 310 MWp Maplewood project, and the second with Energy Transfer on the 40 MWp Maplewood 2 project. The electricity contract with Maplewood was signed in December 2018 but announced in June 2019.

*This table does not include the 100 MWac Sunflower project located in Mississippi. In November 2018, the Company entered into a build-to-transfer agreement with Entergy Mississippi for the Sunflower project. As part of the agreement, Entergy Mississippi will serve as both project owner and electricity off-taker once the project is constructed and transferred to them. This build-to-transfer agreement is pending approval by the Mississippi Public Service Commission.

In Japan, as of July 31, 2019, the Company’s late-stage, utility-scale solar project pipeline, for which interconnection agreements and FIT have been secured, totaled approximately 311.8 MWp, including 94.4 MWp under construction and 217.4 MWp under development. In July 2019, two projects totaling 3.3 MWp reached COD.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of July 31, 2019:

Expected COD Schedule (MWp)

2019	2020	2021 and Thereafter	Total
61.8	62.3	187.7	311.8

In Brazil, as of July 31, 2019, the Company has a 508.2 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp		Location	Status	Expected COD
Francisco Sa	114.3	*	Minas Gerais	Development	2021
Jaiba	101.6	*	Minas Gerais	Development	2021
Jaiba Expansao	25.6		Minas Gerais	Development	2021
Lavras	152.4	*	Ceara	Development	2021
Salgueiro	114.3	*	Pernambuco	Development	2020
Total	508.2

*In April 2019, the Company signed an agreement to sell its 80% interest in the 482.6 MWp of solar power projects to Nebras Power Investment Management B.V., a Dutch affiliate of Nebras Q.P.S.C. Canadian Solar will supply high efficiency bi-facial solar modules to the projects. The Company expects to complete the sale and recognize revenues over the coming months.

In Mexico, as of July 31, 2019, the Company has a 368 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2021
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Total	368

In China, as of July 31, 2019, the Company’s late-stage power pipeline was 385 MWp.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, as of July 31, 2019, the Company had a portfolio of utility-scale, solar power plants in operation totaling 795.8 MWp. The Company records these power plants on the balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”. The proceeds of project sales recorded as “project assets (build to sell)” on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain or loss from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net (build to own)” on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of July 31, 2019 (MWp):

U.S.	Japan	China	India	Argentina	Others	Total
205.9	89.6	350.3	35.0	100.1	14.9	795.8

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan for 2019.

Manufacturing Capacity (MW)

	31-Dec-18 (Actual)	30-Jun-19 (Actual)	31-Dec-19 (Planned)
Ingot	1,650	1,650	1,650
Wafer	5,000	5,000	5,000
Cell	6,300	7,800	9,300
Module	8,880	9,400	12,220

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions.

Senior Management Appointments

At the beginning of Q3 2019, the Company appointed Ismael Guerrero Arias as Corporate Vice President and President of the Energy Group, and Ed Job as Managing Director, Investor Relations.

Mr. Guerrero brings over fifteen years of solar energy experience to Canadian Solar, most recently as President, Head of Origination for Asia of TerraForm Global, Inc. Before joining TerraForm, Mr. Guerrero served as Canadian Solar’s Vice President of Global Projects and led the Company’s Energy Group’s project development, sales and EPC activities. He was previously Director of Operations for Asia of the Global Sustainable Fund based in Singapore. Mr. Guerrero replaces Arthur Chien, who will continue to act as an advisor on special projects, and will report to Yan Zhuang, Acting Chief Executive Officer of the Company.

Mr. Job returns to Canadian Solar following a three-year sabbatical after serving as Canadian Solar’s Director of Investor Relations. Mr. Job has over twenty years of experience in the areas of strategic development, corporate finance and investor relations. He will report to Huifeng Chang, Senior Vice President and Chief Financial Officer.

Dr. Shawn Qu, Chairman and Chief Executive Officer commented: “I am pleased to welcome back Ismael and Ed, two former colleagues who know Canadian Solar well. Both have a proven track record of excellence in their fields. Their return will further strengthen the focus of our Energy business and bolster our engagement with the investment community.”

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand, solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the third quarter of 2019, the Company expects total solar module shipments to be in the range of 2.2 GW to 2.3 GW, including approximately 160 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the third quarter of 2019. Total revenue for the third quarter is expected to be in the range of $780 million to $810 million. Gross margin for the third quarter is expected to be between 24% and 26%, reflecting the positive impact of planned higher gross margin project sales primarily in Japan and the U.S.  The aforementioned revenue forecast does not include the potential sales of a project that may be completed in the third quarter. If the transaction is closed in time, total revenue for the third quarter is expected to be in the range of $970 million to $1 billion and gross margin between 27% and 29%.

For the full year 2019, the Company now raises its guidance for total module shipments to the range of approximately 8.4 GW to 8.5 GW from the previous guidance of 7.4 GW to 7.8 GW. Total revenue for the year is expected to be in the range of $3.5 billion to $3.8 billion.

Yan Zhuang, Acting Chief Executive Officer of Canadian Solar commented: “At our recent Solar Future Forum in New York City, we highlighted Canadian Solar’s considerable technology leadership advantages, our efforts to lower the levelized cost of energy and long-term track record. Among other things, there was a lot of excitement around the completion of the transition of all our cell capacity to PERC, which should be achieved by the end of August. This will give us a further competitive advantage as bi-facial capacity is expanded to meet increasing global demand. In the Energy business, we look forward to monetizing the late-stage, utility scale project pipeline, which now stands at 3.6 GWp and the portfolio of utility-scale, solar power plants in operation, which currently stands at 795.8 MWp. There is considerable interest in Canadian Solar power plants given the unparalleled track record of consistent module performance and reliability. As part of these efforts, we expect to complete the sale of our 80% interest in the 482.6 MWp Brazil portfolio of solar power plants in the coming months.”

Mr. Zhuang added: “We remain committed to increasing shareholder value by executing on Canadian Solar’s strategy for both the MSS and Energy businesses, while strengthening the balance sheet. In addition, we have expanded our Investor Relations team to improve our shareholder communication. We strive to enhance the investment community’s understanding of the strengths of Canadian Solar’s business model, strategy and performance track record.”

Recent Developments

On July 25, 2019, Canadian Solar announced that it signed an agreement for the purchase of electricity from its 32 MWp/23 MWac Suffield solar facility with Direct Energy. The Suffield project, located in Southeast Alberta, is anticipated to be the largest solar photovoltaic (PV) facility in the province of Alberta when it enters operation in 2020.

On July 17, 2019, Canadian Solar announced that it was awarded a 51.1 MWp solar photovoltaic project in the Sixth Brazilian Federal Energy Auction (A-4) held on June 28, 2019. 50% of the electricity generated will be purchased by two utilities under awarded 20-year power purchase agreements, with an average contracted price of 73.60 BRL/MWh, or approximately US$19.37/MWh, and the other 50% will be purchased under a long-term private PPA.

On July 11, 2019, Canadian Solar announced that it achieved commercial operation on its first third-party EPC project in Vietnam. Canadian Solar provided solar modules, inverter stations and EPC services in a joint venture with IPC Technique JSC and SD668 Vietnam JSC for the 15 MWp Chu Ngoc Solar Project owned by Licogi 16 JSC. The 15 MWp project reached commercial operation in June 2019.

On June 6, 2019, Canadian Solar announced that it signed a module contract with Solar Century to supply 500 MW modules to Solar Century’s two projects in Spain.

On June 4, 2019, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC signed a 15-year power purchase agreement with Energy Transfer for 40 MWp/28 MWac of electricity from its Maplewood 2 solar project.

On June 4, 2019, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC signed 15-year power purchase agreement with Anheuser-Busch for 310 MWp/222 MWac of electricity from its Maplewood solar project.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on August 15, 2019 (8:00 p.m., August 15, 2019 in Hong Kong) to discuss the Company’s second quarter 2019 results and business outlook. The dial-in phone number for the live audio call is +1 866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 7591587.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Daylight Time on Friday, August 23, 2019 (8:00 p.m., August 23, 2019 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 7591587.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 36 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018

Net revenues	$1,036,275	$484,719	$650,590	$1,520,994	$2,075,501
Cost of revenues	853,633	377,280	491,155	1,230,913	1,772,119

Gross profit	182,642	107,439	159,435	290,081	303,382

Operating expenses:
Selling expenses	45,361	37,931	40,275	83,292	82,607
General and administrative expenses	65,735	51,423	56,433	117,159	105,208
Research and development expenses	12,133	13,166	9,134	25,298	18,633
Other operating income	(1,329)	(1,686)	(345)	(3,015)	(35,251)
Total operating expenses	121,900	100,834	105,497	222,734	171,197

Income from operations	60,742	6,605	53,938	67,347	132,185
Other income (expenses):
Interest expense	(20,654)	(21,699)	(26,596)	(42,352)	(56,190)
Interest income	4,452	2,029	2,883	6,481	6,459
Loss on change in fair value of derivatives	(12,489)	(1,260)	(7,567)	(13,748)	(3,093)
Foreign exchange gain (loss)	16,415	(12,586)	(2,454)	3,828	(10,911)
Investment income (loss)	2,002	545	(584)	2,547	(584)
Other expenses, net	(10,274)	(32,971)	(34,318)	(43,244)	(64,319)

Income (loss) before income taxes and equity in earnings of unconsolidated investees	50,468	(26,366)	19,620	24,103	67,866
Income tax benefit (expense)	(13,951)	7,529	(7,766)	(6,423)	(11,857)
Equity in earnings of unconsolidated investees	23,740	1,981	4,119	25,721	3,850
Net income (loss)	60,257	(16,856)	15,973	43,401	59,859

Less: Net income (loss) attributable to non-controlling interests	(2,425)	309	404	(2,116)	913

Net income (loss) attributable to Canadian Solar Inc.	$62,682	$(17,165)	$15,569	$45,517	$58,946

Earnings (loss) per share - basic	$1.05	$(0.29)	$0.26	$0.77	$1.00
Shares used in computation - basic	59,547,209	59,231,227	58,826,343	59,389,975	58,690,736
Earnings (loss) per share - diluted	$1.04	$(0.29)	$0.26	$0.76	$1.00
Shares used in computation - diluted	60,260,410	59,231,227	59,215,958	60,272,536	59,183,822

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Net Income (loss)	60,257	(16,856)	15,973	43,401	59,859
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(11,170)	15,985	(62,068)	4,815	(38,887)
Gain (loss) on changes in fair value of derivatives	(3,310)	(2,370)	1,918	(5,680)	7,046
Comprehensive income (loss)	45,777	(3,241)	(44,177)	42,536	28,018
Less: comprehensive income (loss) attributable to non-controlling interests	(1,028)	(4,327)	(1,292)	(5,355)	2,208
Comprehensive income (loss) attributable to Canadian Solar Inc.	46,805	1,086	(42,885)	47,891	25,810

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$438,496	$444,298
Restricted cash	525,835	480,976
Accounts receivable trade, net	454,645	498,231
Accounts receivable, unbilled	19,519	38
Amounts due from related parties	14,190	16,740
Inventories	337,819	262,022
Value added tax recoverable	100,505	107,222
Advances to suppliers	62,237	37,011
Derivative assets	4,246	4,761
Project assets	690,493	933,563
Prepaid expenses and other current assets	247,337	289,459
Total current assets	2,895,322	3,074,321
Restricted cash	16,620	15,716
Property, plant and equipment, net	957,905	884,986
Solar power systems, net	57,131	54,898
Deferred tax assets, net	178,165	121,087
Advances to suppliers	105,557	48,908
Prepaid land use right	64,755	65,718
Investments in affiliates	153,317	126,095
Intangible assets, net	19,305	14,903
Goodwill	—	1,005
Derivatives assets	—	3,216
Project assets	404,192	352,200
Right-of-use assets*	39,559	—
Other non-current assets	146,834	129,605
TOTAL ASSETS	$5,038,662	$4,892,658

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2019	2018
Current liabilities:
Short-term borrowings	$1,080,488	$1,027,927
Long-term borrowings on project assets - current	176,595	265,770
Accounts payable	505,840	379,462
Notes payable	420,399	369,722
Amounts due to related parties	10,023	16,847
Other payables	440,363	408,013
Convertible notes	—	127,428
Advance from customers	53,713	39,024
Derivative liabilities	14,481	13,698
Lease Liabilities*	17,236	—
Tax equity liabilities	50,428	158,496
Other current liabilities	160,943	141,970
Total current liabilities	2,930,509	2,948,357
Accrued warranty costs	49,937	50,605
Long-term borrowings	462,908	393,614
Amounts due to related parties	422	568
Derivatives liabilities	1,760	—
Liability for uncertain tax positions	24,118	20,128
Deferred tax liabilities	64,239	35,698
Loss contingency accruals	24,713	24,608
Lease Liabilities*	23,532	—
Financing liabilities	77,705	77,835
Other non-current liabilities	57,476	68,400
Total LIABILITIES	3,717,319	3,619,813
Equity:
Common shares	703,014	702,931
Additional paid-in capital	16,554	10,675
Retained earnings	667,533	622,016
Accumulated other comprehensive loss	(107,775)	(110,149)
Total Canadian Solar Inc. shareholders’ equity	1,279,326	1,225,473
Non-controlling interests in subsidiaries	42,017	47,372
TOTAL EQUITY	1,321,343	1,272,845
TOTAL LIABILITIES AND EQUITY	$5,038,662	$4,892,658

Note: * The Company adopted ASU 2016-02 — Leases (Topic ASC842) in the first quarter of 2019 using the optional transition method and elected certain practical expedients, which were permitted under the guidance ASU 2018-11, Leases (Topic 842) — Targeted Improvements. The transition guidance allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. The adoption primarily affected the condensed consolidated balance sheet through the recognition of right-of-use assets and lease liabilities as of January 1, 2019. The adoption did not have a significant impact on the results of operations or cash flows.

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

GAAP net income attributable to Canadian Solar Inc.	62,682	15,569	45,517	58,946
Non-GAAP income adjustment items:
AD/CVD provision true-up	(21,617)	(25,803)	(21,617)	(25,803)
Tax impact	5,365	6,551	5,365	6,551
Non-GAAP net income (loss) attributable to Canadian Solar Inc.	46,430	(3,683)	29,265	39,694

GAAP income per share - diluted	$1.04	$0.26	$0.76	$1.00
Non-GAAP income (loss) per share - diluted	$0.77	$(0.06)	$0.49	$0.67
Shares used in computation - diluted	60,260,410	59,215,958	60,272,536	59,183,822